EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
Earnings from continuing operations before fixed charges
Income (loss) from continuing operations	$3,583,332	$(2,914,003)	$(4,026,482)	$(5,569,788)	$(3,037,917)	$(4,817,713)
Equity (income) loss from less than fifty percent owned affiliates	(404,968)	(453,700)	(172,172)	60,094	(16,931)	249,367
Fixed charges	6,808,867	11,647,141	12,382,146	10,821,815	10,030,517	9,932,426
Amortization of capitalized interest	38,900	77,799	77,799	77,799	77,799	71,836
Distributed income from less than fifty percent owned affiliates	750,000	1,000,000	500,000	437,500	238,386	318,521
Capitalized interest	—	—	—	—	—	(270,555)

Earnings from continuing operations before fixed charges	$10,776,131	$9,357,237	$8,761,291	$5,827,420	$7,291,854	$5,483,882

Fixed charges
Interest expense	$6,808,867	$11,647,141	$12,382,146	$10,821,815	$10,030,517	$9,661,871
Capitalized interest	—	—	—	—	—	270,555

Fixed charges	$6,808,867	$11,647,141	$12,382,146	$10,821,815	$10,030,517	$9,932,426

Ratio of earnings to fixed charges	1.58	0.80	0.71	0.54	0.73	0.55

Deficiency	N/A	$2,289,904	$3,620,855	$4,994,395	$2,738,663	$4,448,544